Sterling Construction Company, Inc.

1800 Hughes Landing Blvd.

The Woodlands, TX 77380

June 16, 2017

Via EDGAR

Ms. Pamela A. Long

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-218278)

Dear Ms. Long:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Sterling Construction Company, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-218278) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Wednesday, June 21, 2017, or as soon as practicable thereafter.

Very truly yours,

STERLING CONSTRUCTION COMPANY, INC.

By: /s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede

Chief Financial Officer